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                                                                   EXHIBIT 10.11

THE INFOMERCIAL                  INFOMERCIAL DEVELOPMENT SYSTEMS, INC.
DEVELOPMENT                      INFOMERCIAL PRODUCT INNOVATORS, INC.
COMPANIES
                                 9245 DOWDY DRIVE, SUITE 213 SAN DIEGO, CA 92121
infomercialdevelopment.com       (858) 271-1086 PHONE      (858) 271-4425 FAX





November 16, 2000


Daniel Hoyng
Infotopia, Inc.                         Via Telefax
218 Tearall Road                        (702) 632-7234
Raynham, MA 02767

Dear Dan:

The purpose of this deal memo (Agreement) is to establish binding terms for creation of a strategic relationship between The Infomercial Development Companies (IDC) and Infotopia, Inc. (Infotopia) relating to joint development of certain infomercial projects currently being managed by IDC.

As you know, IDC has been contracted by various investor partnerships to provide a package of services related to product sourcing, production coordination, media testing and roll-out of infomercials that test successfully. To date, IDC has been involved in the development of 12 infomercial projects and the company is currently engaged in re-edits and re-tests of six infomercials that have tested near or above break even media levels. Two other shows are in full roll-out under contract with other direct response distribution companies. One show is ready to be media tested for the first time.

Infotopia wishes to enter into an agreement with IDC for the further development of a certain number of these projects whereby Infotopia would make available to IDC resources related to product development, product inventory, financial support, and marketing and distribution services for selected infomercial projects currently being managed by IDC.

In exchange for the contribution by Infotopia and subject to approval by a majority vote of partners in each partnership, IDC would grant to Infotopia the exclusive right to broadcast selected IDC infomercials and engage in the marketing and distribution of the products presented in the infomercials.

The five (5) IDC infomercial projects that have been selected by Infotopia for inclusion under the terms of this agreement between IDC and Infotopia are (1) The Medicus Dual 2000 golf training program with Davis Love, III; (2) Cathi Graham's Fresh Start weight loss program; (3) Robert Allen's Multiple Streams of Cash business opportunity program; (4) The Facial Spa skin
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care program; and (5) the Rejuvicare skin care program. For the purposes of this Agreement, these projects are referred to individually and collectively as "the selected projects."

Todd Rosenzweig of Total Response Network, Inc. (TRN) has been very involved in the development of these programs and will be continuing to work with IDC and Infotopia on the further development of each project. Since the reversion of all rights to each of these projects from Guthy-Renker Corporation, Todd and TRN have been intimately involved in revision of the creative elements of each infomercial and in the logistical elements of marketing each show.

In general terms, the following are the terms of the Agreement between Infotopia and IDC:

1. For the purposes of this Agreement, The Summary of Terms for the Infomercial Marketing and Distribution Agreement that I previously provided to you is attached to this letter as Exhibit A and incorporated by reference will serve as the basis for the terms of a separate Marketing and Distribution Agreement which will be signed by Infotopia and IDC for each selected project.

2. On behalf of each investor partnership involved in each of the IDC infomercial projects selected by Infotopia, IDC will need to be paid 5% of the gross receipts (less returns etc.) from all front-end, initial sales of the products in all marketing environments throughout the world.

3. IDC will continue to manage all aspects of the relationship with all of the investor partnerships and will participate in the major decisions (i.e., media, telemarketing, re-edits, new footage, product changes, etc.) for each of the selected projects. TRN has a consulting relationship with IDC and receives a significant portion of the income IDC receives from each project. For the purposes of the arrangement between Infotopia and IDC, TRN would be providing all its services through IDC.

4. For each of the selected projects, we would need to establish an action plan, a budget, a timetable and an allocation of responsibilities between Infotopia and IDC. We would expect that on the basis of a joint case-by-case determination, Infotopia would contribute an agreed amount of funding for re-shoots, re-edits, testing, product development, product inventory, telemarketing, fulfillment, customer service and other aspects of the further development of these projects.

5. For each of the selected projects, Infotopia will be required to assume and pay in a timely manner all advances against royalties and all royalties on product sales to talent, producers, product owners and others that may be due under the various agreements with such parties for each of the selected projects.

6. Infotopia will also be required to meet all of the other terms of the existing agreements with talent, producers, product owners and others for each of the selected projects in regard to insurance, indemnification, books & records, accounting, statements, etc.


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7.   Attached to this deal memo as Exhibit B is a Project Summary for each of the selected projects that contains (i) a project summary, (ii) media test information; (iii) information regarding the cost and availability of goods; (iv) a current budget and timetable for corrective action and/or media tests and (v) a current plan of action for each project. Exhibit B is incorporated into this Agreement by reference.

8. Infotopia agrees to make available to IDC for the selected projects all of Infotopia's strategic relationships with key vendors in the direct response industry.

9. For each of the selected projects, IDC and TRN will continue to play a major role in the designation of producers, telemarketing companies, media buyers, club providers, marketing environments and all other important aspects of the continuing development of the selected projects. All such decisions shall be made jointly by Infotopia and IDC.

10. In consideration for the contribution made by Infotopia to each selected project, IDC agrees to provide the following to Infotopia: (i) a recommendation to each investor partnership to grant Infotopia exclusive marketing and distribution rights to the selected projects, (ii) production coordination services for all continuing development of the projects, (iii) ongoing consulting and project coordination services of IDC, TRN and companies affiliated with IDC, (iv) introductions to IDC's strategic relationships with direct response product and service providers and (v) continuing assistance with the administrative, legal and project management aspects of the selected projects.

11. In addition to the ongoing direct response consulting services to be provided to Infotopia by IDC, TRN and other companies affiliated with IDC, Infotopia will receive services from IDC related to preparation of press releases, provision of ongoing information regarding the progress of each of the selected projects, interaction with public relations and investor relations companies employed by Infotopia and other similar services related to exchange of timely and accurate information regarding the continuing development of the selected projects.

12. For each of the selected projects, Infotopia would have a reasonable period of time (not to exceed 15 days) after receipt of complete information from IDC regarding each project in which to make an election as to whether a particular project will be picked-up by Infotopia under the terms of this Agreement. Upon election by Infotopia to include one of the IDC project's as a selected project, Infotopia and IDC will execute a separate Marketing and Distribution Agreement for that project.

13. In exchange for the grant of rights and ongoing services of IDC and the individuals and companies affiliated with IDC, the following compensation will be delivered to IDC as specified for each of the selected projects and each such element of compensation is to be allocated as directed by IDC:

     (i) upon execution of this letter agreement, Infotopia shall cause the immediate issuance of 800,000 shares of Infotopia S8 stock to the individual or individuals designated by IDC; for ongoing management consultants until such time as each project terminates.








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     (ii)  upon the "roll-out" of any of the selected projects (i.e., the airing of at least $50,000 in gross media), Infotopia will pay IDC $12,500 in cash;

     (iii) cash payments equal to 10% of the gross revenue from "continuity" product sales from each of the selected projects (for the purposes of this section, "continuity" product sales are any sales of product, upsell product and/or services made to an existing product buyer after the initial, front-end sale),

     (iv) participation, as agreed, in other sources of revenue and/or economic advantage resulting from the selected projects (i.e., product license fees, sequel projects, spin-off products, etc.).

     (v) all payments shall be made on a quarterly basis and will be accompanied by a statement containing complete information regarding the payment calculation.

14. In recognition of the proprietary information that will be provided by each party to the other, Infotopia and IDC each agree that, during the term of any agreement between the two companies and for a period of 12 months thereafter, they will take all reasonable actions required to prevent the unauthorized disclosure, use or appropriation of any information or materials designated as "Confidential" by the other party.

15. Each of the undersigned parties represents and warrants that they have the required approval and authority from their respective companies to enter into and fully perform this Agreement and that the full performance of this Agreement will not cause the breach or violation of any other agreement to which their respective companies are a party.

16. The term of this Agreement shall be for a period of 90 days and shall automatically terminate unless extended in writing in the form of a Marketing and Distribution Agreement signed by both parties for each of the selected projects.

17. Any dispute arising from this Agreement will be resolved by binding arbitration under the rules of the American Arbitration Association and conducted in Los Angeles, California. The prevailing party shall be entitled to the recovery of attorney's fees and costs from the other party.

Sincerely,

/s/ Ben Gage

Ben Gage, President
The Infomercial Development Companies

                                             AGREED AND ACCEPTED AS OF THE DATE
                                             FIRST ABOVE WRITTEN


                                             By: /s/ Daniel Hoyng
                                                 ------------------------------
                                                 Daniel Hoyng, President
                                                 Infotopia, Inc.
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                                   EXHIBIT A

                              SUMMARY OF TERMS FOR
                INFOMERCIAL MARKETING AND DISTRIBUTION AGREEMENT
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                                SUMMARY OF TERMS
                INFOMERCIAL MARKETING AND DISTRIBUTION AGREEMENT
-------------------------------------------------------------------------------

Nature of Relationships.   Funding for the production of an Infomercial for the
Product will be raised through a partnership consisting of individual investors. The Infomercial Development Companies (IDC) will enter into an agreement with the partnership to provide services related to the sourcing of product for partner selection, the coordination of the production of infomercials for the products chosen by the partners, the management of the marketing campaign related to the partnership infomercials and collection and distribution of income from the sale of Products. The Product Owner provides the Product and grants IDC the exclusive right to produce the Infomercial and to market the Product in all environments related to the Infomercial. The Marketing and Distribution (M&D) company will be responsible for coordinating and bearing the cost of all activities related to the marketing, distribution and sale of the Products through all marketing environments.

Ownership of Product.   At all times, the Product Owner will remain the owner of
all of the worldwide patent, trademark and other intellectual property rights related to the Product. Pursuant to a Product Marketing Agreement between IDC and the Product Owner, IDC will be granted the exclusive right to market and sell the Product in all media, worldwide, during the term of the Product Agreement.

Product Pricing.   To successfully support an Infomercial campaign, the product must be able to be sold at a 5:1 selling price to cost ratio. The most typical arrangement for Product Owners to receive compensation from an Infomercial campaign is for the Product Owner to get paid some or all of the difference between the actual manufactured cost of the Product and the price IDC pays for the Product while maintaining at least the required 5:1 ratio. As an alternative to this method of compensation of the Product Owner, the Product can be purchased by IDC at actual cost with a royalty paid to the Product Owner on each sale of the Product. These terms are usually determined on a case-by-case basis.

Rights Granted to IDC.   For the entire term of the marketing of the Product,
the Product Owner grants to IDC the right to take all action reasonably necessary to produce an Infomercial for the Product and to incorporate visual and text images of such names, logos, packaging and other intellectual property of the Product Owner as is required to produce the Infomercial in a manner reasonably acceptable to IDC. Additionally, subject to the payment of a minimum annual royalty, IDC shall have the exclusive worldwide right to broadcast the infomercial for the marketing, distribution and sale of the Product in all direct response media, including television, home shopping, print, credit card inserts, catalogs, the Internet and retail.

Term of the M&D Agreement.   The M&D Agreement shall remain in force and
effect from the time it is executed and during (i) the term of the broadcast of the Infomercial produced under this Agreement; (ii) the term of the broadcast of any Sequel Infomercial or (iii) the term of the marketing of the Product or any Sequel Product.

Production of Infomercial.   IDC shall be responsible for the coordination of
all activities and the payment of all costs related to the production of the 30 minute infomercial or other form(s) of direct response television commercial(s) promoting the Product ("the Infomercial"). IDC shall have full creative control over the production of the Infomercial.

Ownership of Infomercial and Marketing Materials.   IDC shall be the sole
owner or exclusive licensee of all testimonials, raw footage and all other elements of the Infomercial and all other promotional and/or marketing materials related to the Product or the Infomercial which are created or paid for by IDC.
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Infomercial Testing and Roll Out   Upon completion of the production and editing
of the Infomercial, IDC shall schedule, coordinate and/or pay for a media test of the Infomercial to test the effectiveness of the Infomercial for the sale of the Product. The media test shall be in the minimum amount of $10,000 and for not less than three (3) days nor more than one hundred twenty (120) days on such cable and broadcast television networks and stations and at such times as IDC believes will draw favorable response rates for sale of the Product.

Partnership Royalties    On behalf of the partnership, IDC has the
responsibility to collect royalty payments from the "Gross Receipts" from the sale of the Product in all direct response media. The royalty is 5% of all income received from sale of the Products in all media. "Gross Receipts" is defined as all revenue or cash equivalents received for sales of Product and upsell products, less only returns, refunds, credit card chargebacks and fees, declines, cancels, bad debt and sales taxes which are directly related to the Product and upsell product(s) and shall be unaffected by shipping and handling revenues and costs.

Product Manufacture, Packaging and Delivery    The Product Owner is
responsible for all aspects of the manufacture, packaging and delivery of sufficient quantities of Product to meet the needs of the initial marketing campaign. In the event the media test of the Infomercial is successful, IDC would assist the Product Owner with sourcing of alternative manufacturing supply to meet the increased needs of the full roll-out of the Infomercial and other direct response marketing media. During the media test and roll-out of the Infomercial, IDC would be responsible for coordinating the fulfillment of Product purchases. In the event of a "roll-out" of the Infomercial, the M&D company would assume all responsibility and expenses related to the management of the campaign, including product manufacturing, media placement, telemarketing, product distribution, order fulfillment and customer service.

Insurance    In the event "roll out" of the Infomercial occurs, during the Term of this Agreement IDC, the Product Owner and the M&D company will be expected to maintain liability insurance coverage related to their respective activities. Each such policy of insurance shall be in an amount of no less than $1 million per occurrence and $2 million in the aggregate and shall have the following conditions: (i) a deductible not exceeding $10,000; (ii) a rating of no less than "B+" in the Best Guide; (iii) each party shall be named as an additional insured on the other party's policy; (iv) no less than ten (10) days written notice to the other party shall be required to decrease the policy benefits or cancel the policy and (v) each party shall provide the other party with a copy of a certificate evidencing compliance with these requirements within thirty (30) days of the date of this Agreement.

Independent Contractors    The Product Owner, IDC and the M&D company are
independent contractors and each party shall be solely responsible, without liability to the other, for the timely reporting and payment of all taxes and other withholdings, deductions and payments required by law with respect to its own operations and employees.

Dispute Resolution    In the event of any dispute regarding the M&D Agreement
or the respective rights of the parties under the M&D Agreement, the parties agree to submit such dispute to mediation before a trained, neutral third-party mediator. If the parties cannot resolve the dispute through mediation within thirty (30) days of notice of the dispute, then the dispute shall be submitted and resolved by binding arbitration in San Diego County, California before a professional arbitrator selected by the parties or, if the parties cannot agree on an arbitrator, appointed by the court. Any such arbitration shall be commenced within fifteen (15) days and completed within forty-five (45) days of selection of the arbitrator and the discovery rules contained in the California Code of Civil Procedure shall apply to all such proceedings. The arbitrator shall have the right to order all remedies and award attorney's fees and costs to the prevailing party; and any such orders may be entered in a court of competent jurisdiction. The M&D Agreement shall be governed by and construed under the laws of the State of California.

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                                   EXHIBIT B

                           SELECTED PROJECT SUMMARIES
                  WITH CURRENT STATUS, BUDGETS AND TIMETABLES


1.   MEDICUS DUAL 2000 WITH DAVIS LOVE, III:

     Project Summary - The Medicus is a golf swing training device comprised of a golf club having a shaft that is hinged to articulate about two distinct axes. The training device allows the detection of multiple common swing faults through the novel hinge design. Davis Love, III and his swing coach, Jack Lumpkin appear in the show.

     Media test: 8/4-8/6/00. $10K budget. 3 payments of $33.00 + 14.95 s/h. =
     1.4 media ratio with a 75% order conversion ratio.

     COG: US inventory/min.quantity = $35/FOB Taiwan = $21-$23(5k unit min order).

     Third Party Royalties: 4% to Medicus/$1.50 to Davis Love/1% to Producer.

     Current Status: International sales of product currently being coordinated through Mercury Media, International. Infomercial ready to begin airing in early Spring 2001.

     Budget/Timetable: This show has had new footage produced and a re-edit completed for the second media test at the time listed above. Filming of additional direct-to-camera footage of Davis Love, III at a golf tournament in Los Angeles is being planned for late November with an immediate re-edit to prepare for a re-test and broadcast of the show at the start of the 2001 golf season. The budget for this corrective action is $10,000.

2.   CATHI GRAHAM'S FRESH START:

     Project Summary - Created by Cathi Graham after she personally experienced the loss of 186 lbs. through this system, the product consists of a weight loss program that includes 2 workbooks, 2 video tapes, 2 audio tapes, a fat-burning recipe book and a personal manual/journal with focus on increasing metabolism to burn fat faster. Top selling product at Canadian home shopping. (new product/show to also include digestive enzymes as a continuity element).

     Media test: 2/5-2/8/00. $8,250 budget. Two Offers: 1 x $29.95 + s/h = 1.01 media ratio with no upsells or continuity product and 1 x $79.95 + s/h =
     1.16 media ratio with no upsells or continuity product.

     COG: $9.50-$11.00 (new offer to include digestive enzymes as continuity / add $3.00)






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     Third Party Royalties: 5% to Fresh Start/talent/1.5% to producer.

     Budget/Timetable: $20,000 budget contracted for filming of new footage currently scheduled for early December 2000 with a second media test to occur in early first quarter 2001.

3. ROBERT ALLEN'S MULTIPLE STREAMS OF CASH:

     Project Summary     Business opportunity package from best selling author
     Robert Allen. Original product included workbooks and audio tapes. New offer to include 6 hour telecoaching program w/Robert Allen and his "Millionaire Maker Team", 4-6 audio tapes, 2-3 special money making reports, CD, newsletter and Robert's hardcover book; "Multiple Streams of Income". New offer to test at 3 x $29.95 and lower, if needed for marketing of Allen's "back-end" seminar/coaching programs. Allen organization to participate in costs of re-edit, new footage, creation of product and media budget to run show as a lead generation for Allen's seminars and coaching programs.

     Media test: 8/19-8/26/00. $10K budget. 3 x $39.95 = s/h = .93 (cable) .78
     (broadcast)

     COG: new product = $13-16.00.

     Third Party Royalties: 1% to producer/reverse royalty to be determined w/Robert Allen.

     Budget/Timetable: $20,000 budget contracted for new footage and re-edit of show to create $99.00 product offer and lead generation to be completed by end of 2000 with media test to be conducted during first quarter 2001.

4. FACIAL SPA SKIN CARE DEVICE:

     Project Summary     Hand held home facial unit. Works w/rechargeable ni-cad
     battery technology. Unit emits low heat, vibration and electrical pulse stimulation (three settings; including all at once). Can be used with the consumers existing skin care products. The consumer will use heat to open the pores, vibration to massage the cream deep into the skin and electrical pulse to exercise facial muscles. The combined effect is the benefit of a professional facial in your own home. Before and after testimonials show effectiveness of benefits. Upsell to include continuity based cleanser/conditioner and/or skin care products.

     Media test: 9/25-9/28/99. $4,975 budget. 3 x $29.95 + s/h = .72 ratio

     COG: $16.45 FOB Taiwan. Bonus items not included (add = $3.50)

     Third Party Royalties: 1.5% to producer/1% to talent.
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     Budget/Timetable: $24,000 budget contracted for new footage and re-edit to be completed by end of 2000 for media test in first quarter of 2001.

5. REJUVICARE SKIN CARE PROGRAM:

     Project Summary    A 30 day skin care system which includes day cream,
     night cream, antioxidant serum and skin care supplement tablets. Very successful on QVC. Positioning is to improve your skin from the inside out (tablets) and from the outside in (creams). Most skin care products are creams only. Upsells to include skin care continuity programs.

     Media test: Show has not tested. 1 x $49.95. Media test scheduled for November 2000.

     COG: $11.50

     Third Party Royalties: 1% to producer/1% to talent.

     Budget/Timetable: Media test ($10,000 minimum) scheduled for November 2000.